

November 26, 2012

Via E-Mail
John E. Krobath
Executive and Chief Financial Officer
The KeyW Holding Corporation
7740 Mileston Parkway, Suite 400
Hanover, MD 21076

      Re: The KeyW Holding Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 15, 2012
             Form 10-Q for the Fiscal Quarter Ended June 30, 2012
             Filed August 1, 2012
             Form 8-K/A Filed October 13, 2011
             File No. 001-34891

Dear Mr. Krobath:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                 Sincerely,

                 /s/ Kathleen Collins

                 Kathleen Collins
                 Accounting Branch Chief